URANIUM MINING LEASE AND AGREEMENT

This Uranium Mining Lease and Agreement ("Mining Lease"), is effective as of the Effective Date (defined in Section 1.A) and is by and between J. H. Williams, a single man, residing at 2317 Mesa, Salt Flat, Texas 79847 ("Lessor"), and Strathmore Resources (U.S.) Ltd., a Nevada corporation whose address is 2420 Watt Court, Riverton, Wyoming 82501 ("Lessee").

RECITALS

A.

Lessor is the owner of the executive rights for the leasing of the mineral rights for certain mineral properties located in McKinley and Sandoval Counties, New Mexico and described more specifically herein on Exhibits A and B to this Mining Lease (“Property”).

B.

The Parties desire to enter into a Mining Lease granting Lessee the right to explore, develop and mine uranium from and under the Property.

C.

Upon and subject to the terms and conditions of this Mining Lease, Lessee takes full responsibility for any and all environmental and reclamation obligations for Lessee's activities on, in and under the Property, and Lessee will comply in all material respects with any and all applicable federal, state, and local laws and regulations, whether environmental, mining, reclamation or otherwise, implicated by Lessee's activities ("Applicable Laws").

Pursuant to a Letter Agreement by and between Lessor and Lessee executed by the Parties on June 22, 2007 (the "Letter Agreement"), Lessee has made a non-refundable payment of $100,000 to Lessor, the receipt of which is hereby acknowledged.

NOW, THEREFORE, in consideration of the terms, conditions, payments, covenants and obligations set out in this Mining Lease, Lessor and Lessee mutually agree to the following provisions:

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1.

DEFINITIONS.

A.

EFFECTIVE DATE.  "Effective Date" means the day on which the last of the following events has occurred: (1) the Lessor has executed this Mining Lease, and (2) the Lessee has executed this Mining Lease.

B.

EXPLOITATION.  "Exploitation" or "Exploit" means all means and methods selected by Lessee in its sole discretion, whether now known or discovered in the future, for determining and recovering the value contained in the Uranium Mineral Deposits, including but not limited to, geological and geophysical exploration activities; exploratory drilling operations; mining, underground mining, and open pit and other surface mining); surface activities in support of mining, including but not limited to drilling and operating water and fluid recovery wells; milling, processing, marketing; stockpiling; and storage, deposit and disposal of ore, overburden, topsoil, tailings, waste and other materials.

C.

MINERAL DEPOSITS.  "Mineral Deposits" means all valuable uranium and associated minerals in, on and under the Property.  Non uranium and uranium associated uranium and associated minerals and oil and gas are accepted from this Mining Lease. "Mineral Deposits" does not include sand, gravel and similar common minerals, which Lessee may use, without any obligation to make payments to Lessor, for construction of Production Facilities on the Property or on tracts not owned by Lessor within the exterior boundaries of the Property, but not otherwise.  In the event Lessee encounters other valuable minerals not covered by this Mining Lease during the term of the Mining Lease, Lessee will notify Lessor, who shall retain exclusive executive rights to such other minerals.

D.

PARTIES.  Lessor represents that he holds one hundred percent (100%) of the executive rights to lease the mineral interests in the Property and is therefore authorized to enter into this Uranium Mineral Lease Agreement on behalf of all the owners of the uranium mineral interests on, under or within the Property.  The Lessor maintains an eighty-seven and one-half percent (87.5%) ownership interest in all Bonus Payments and Annual Rental Payments with twelve and one-half percent (12.5%) of such payments owned by Jasper and Ella Koontz.  Various parties including Lessor, Koontz and other parties in the chain of title (“Mineral Royalty Owners”) for the Property own or claim to own reserved interests in any royalty payments that may be made by Lessee pursuant to this Mining Lease.

E.

LEASED PROPERTY.  The uranium mineral interests subject to this Mining Lease are described on Exhibits A and B attached to this Uranium Mining Lease, which exhibits are incorporated by reference herein.

2.

LEASE.

A.

Lessor leases the Property to Lessee with the exclusive right and privilege:

(1)

to exploit uranium mineral deposits.

(2)

to commingle, under and on the surface, ores, minerals and other materials from Mineral Deposits with ores, minerals and other materials from adjoining and nearby lands; provided, however, that (i) before commingling, Lessee shall in good faith and in accordance with sound mining practices sample Mineral Deposits and ores, minerals and other materials both in, on, and under adjoining and nearby lands and from the Property so that royalties payable to Lessor can be accurately and fairly determined and (ii) Lessee shall maintain complete and accurate records showing the results of such sampling and how royalties payable to Lessor are determined.

3.

TERM OF LEASE.  This Mining Lease will be for an initial term of ten (10) years from the Effective Date.  Subject to the bonus payment provisions of Section 4, Lessee in its sole discretion may extend the initial term for another five (5) year term as set forth herein.  If the initial term is so extended, the Mining Lease shall continue for so long thereafter beyond the option term period as Lessee is producing uranium from, within and under the Property and is in compliance with the terms and covenants of the Mining Lease.  During the continuing term, production operations shall be deemed conducted on a continuous basis unless or until after the option term, a period of one hundred and eighty (180) consecutive days elapses in which no uranium production or reclamation activities are conducted on the Property, excluding, however, periods of force majeure as provided in Section 21.

4.

BONUS PAYMENTS.

(a).

At the closing of this Mining Lease, Lessee shall pay Lessor the sum of Six Hundred Fifty Thousand Dollars ($650,000.00) as a bonus payment for the execution of the Mining Lease.

(b).

In the event that Lessee determines in Lessee’s sole discretion to extend the initial ten-year term of the Mining Lease as set forth in Section 3 herein, Lessee will pay an additional Seven Hundred Fifty Thousand Dollars ($750,000.00) bonus payment on or prior to the tenth anniversary of the Effective Date of the Mining Lease.

(c).

In the event Lessee has commenced commercial production of uranium by the fifteenth anniversary of the execution of the Uranium Mining Lease Agreement and, in Lessee’s sole discretion, determines to extend the Uranium Mineral Lease Agreement beyond the fifteenth anniversary of the Mining Lease as set forth in Section 3, Lessee will pay Lessor a final bonus payment of Seven Hundred Fifty Thousand Dollars ($750,000.00) on or before the date of the fifteenth anniversary of the Effective Date of the Mining Lease.

(d).

The bonus payments described in Section (a) through (c) shall not be recovered or recouped against any production royalty payments made by Lessee under this Uranium Mining Lease Agreement.

(e).

All bonus payments described in paragraphs 3(b)(i) through (iii) will be paid eighty-seven and one-half percent (87½ %) to Lessor and twelve and one-half percent (12½ %) to Koontz.

5.

ANNUAL RENTAL PAYMENTS.

(a).

In addition to the Bonus Payments described in Section 4 herein, Lessee will pay Annual Rental Payments of Two Hundred Fifty Thousand Dollars ($250,000.00) during the initial ten-year tem of the Mining Lease.  The Annual Rental Payments will be due and payable on January 15 of each year the Uranium Lease is in effect, commencing January 15, 2008.

(b).

In the event Lessee exercises its option to extend the term of the Mining Lease beyond the initial term as described in Section 3 herein, the Annual Rental Payments beginning with the eleventh January 15 date which follows the Effective Date of the Mining Lease (January 15, 2018) will be Three Hundred Thousand Dollars ($300,000.00) per annum for so long as the Mining Lease remains in effect beyond an anniversary date of the Mining Lease.

(c).

All Annual Rental Payments shall become due regardless of whether commercial production has commenced and shall not be recovered or recouped against Production Royalties.

(d).

All Annual Rental Payments will be paid eight-seven and one-half percent (87½ %) to Lessor and twelve and one-half percent (12½ %) to Koontz.

6.

MINIMUM ADVANCE ROYALTY PAYMENTS AFTER EIGHT YEARS.  In the event that Lessee has not commenced commercial production by the eighth (8th) anniversary of the Effective Date of the Mining Lease, annual minimum advance royalty payments in the amount of Two Hundred and Fifty Thousand Dollars ($250,000.00) shall be paid to the Mineral Royalty Owners, in proportion to their percentage interests, commencing with a payment on the eighth anniversary of the Effective Date.  These payments shall be made separately from the bonus and rental payments described herein made to Lessor, and shall be credited and recovered against any future production royalties due the Mineral Royalty Owners.

7.

PRODUCTION ROYALTIES.

A.

Lessee will pay an eight percent (8%) net proceeds Production Royalty to the Mineral Royalty owners, in proportion to their percentage interests, on all uranium mined from the Property.  In the event Lessee sells uranium mined from the Property to an affiliated party, the uranium price for Production Royalty calculation will be deemed to be the highest uranium spot market price reported by Trade Tech or Uranium Exchange Consultants within the one-year period immediately preceding Lessee’s sale to the affiliated party.

B.

The Parties agree to reach a determination of the Mineral Royalty Owners prior to the commencement of the payment of the Minimum Advance Royalty Payment or Production Royalty Payment, whichever comes first.  In the event that there remains any controversy concerning the identity or claims of potential Mineral Royalty Owners, Lessee may pay any disputed portions of Minimum Advance Royalty Payments or Production Royalty Payments to a third party agreed to be Lessor and Lessee who will hold all or part of such payments until claims are resolved.

C.

Production Royalties shall be paid within thirty (30) days after the calendar month within which uranium or associated products are sold by Lessee.

8.

PROSPECTING AND MINING.

A.

Lessee shall conduct its prospecting and/or mining activities on the Property with reasonable diligence and skill for the purpose of achieving and maintaining the production of Mineral Deposits consistent with good mining and business practices and other applicable industry standards and practices and shall comply in all material respects with all Applicable Laws as further set out in this Mining Lease.

B.

Lessee shall within 90 days after the end of the term, termination or surrender and release of this Mining Lease deliver to Lessor copies of all drill logs, core assay data and other non-interpretive and non-analytical data obtained by Lessee in connection with its drilling operations on the Property.

C.

Annually, within 30 days after each anniversary date of the Effective Date, Lessee will provide to Lessor a written schedule of significant activity conducted within the Property during the preceding lease year, including (i) a description of the nature of the activity, (ii) the inclusive dates on which the activity was performed, and (iii) the area in which the activity was performed.

D.

In addition, Lessee shall annually, on dates and times and at locations agreed upon from time-to-time by Lessee and Lessor, meet with Lessor, and his representatives, to discuss significant developments and plans relating to the Property.

E.

Pursuant to the Letter Agreement, Lessor will deliver to Lessee originals or copies of drill hole maps, ore reserve maps, and any other documents in the possession of or available to Lessor relating to uranium deposits on the Property.

9.

DILIGENT DEVELOPMENT OPERATION.  Lessee will actively pursue operations on the Property.  Active Operations are defined to include exploration, defining ore reserves, development, permitting, preparation for mining, processing, reclamation, restoration and closure of any mine operation.  Any decision to place Property described in the Mining Lease into production shall be in Lessee’s sole discretion.

10.

TITLE.  Lessor does not warrant title to the mineral estate ownership of the Property.  Lessor represents he is a part owner of the mineral estate and the Parties agree they will assist each other with their best efforts to identify all other rightful part-owners, and in cooperating, if other interests are maintained or claimed in the Leased Property and Lessor or Lessee elect to challenge or otherwise dispose of such claims.

11.

TECHNICAL DATA.  Immediately upon the execution of the Mining Lease and payment of the $650,000 Bonus Payment, Lessor will provide Lessee with all of the boxes of technical information provided to the Williams family by Kerr-McGee Corporation upon termination of Kerr-McGee’s mineral lease of the Property.  Lessee shall copy the Williams’ original technical information in El Paso, Texas at Lessee’s expense and return all such original technical information to Lessor.

12.

WATER RIGHTS.  After the Closing of this Mining Lease Agreement, the Parties agree to cooperate in Lessee’s review of Lessor’s water rights, if any, appurtenant to or associated with the Property.  In the event the Parties establish that Lessor owns, controls or has claims to water rights associated with the Property, Lessee may, at its sole discretion, negotiate the lease of all or part of Lessor’s water rights with Lessor.  The Parties agree that the use of such water rights would enhance the ability to mine the Property and shall conduct their negotiations for the water rights in good faith.

13.

PROHIBITED DISPOSALS.  Subject to any agreement that Lessee may enter into with the surface owner of the Property for surface deposition of materials, Lessee will not store or dispose of mill tailings, liquids or other waste by-products of milling or benefication of uranium ores or source material of any kind on or within the Property, unless approved by all of the mineral interest owners in their sole discretion.

14.

SURFACE USE.  Lessor reserved his interest in the mineral estate of the Property in his transfer and conveyance of the surface estate to the New Mexico State Game Commission in 1967.  Lessor agrees to use his best efforts to assist Lessee in obtaining access and rights to use the surface estate in exploiting the Lessor’s mineral estate for the purposes set forth in this Mining Lease; provided, however Lessee shall take the lead in obtaining such access and rights and shall have ultimate responsibility for all dealings with the New Mexico State Game Commission regardless of any assistance obtained from Lessor.

15.

TAXES.  Except for any income taxes and any other taxes and assessments accruing by reason of Lessor's receipt of the Initial Non-Refundable Payment, the Bonus Payments, Rental Payments, Advance Royalties, Production Royalties, and any other amounts paid or payable under this Mining Lease by Lessee to Lessor, and Lessee will pay any additional taxes or assessments that may be levied or assessed against Lessor as a direct result of any activities by Lessee under this Mining Lease.

16.

INSURANCE.

A.

Lessee agrees and covenants to carry and maintain in full effect during the term of this Mining Lease adequate insurance coverage to prevent Lessor from suffering damages by virtue of Lessee's utilization of the Property.  Lessor shall be named as an additional third party insured on Lessee’s insurance policies.

B.

Lessee shall require any contractor employed by Lessee to perform work on, in or under the Property to carry and maintain insurance coverage to prevent Lessor from suffering damages by virtue of Lessee’s utilization of the Property.

C.

Lessee shall provide bonds or other financial assurances pursuant to Applicable Law for the performance of its reclamation and other obligations relating to the Property.

17.

INDEMNIFICATION.

A.

Lessee agrees to indemnify, protect, defend and hold Lessor harmless from and against any and all environmental (including, without limitation, environmental protection or reclamation-related) or non-environmental claims, losses, demands, lawsuits, citizen suits, proceedings, enforcement actions, administrative orders, liabilities, costs, damages, injury and litigation expenses (including, without limitation, attorneys' and experts' fees) arising in any way and at any time (whether before or after the end of the term, termination or surrender and release of this Mining Lease for any reason) from Lessee's use of, Exploitation or other activities on, in or under the Property, or from conditions on, in or under the Property to the extent such conditions were created or caused by Lessee, its employees, contractors, affiliates, successors, venture partners, permittees, agents or other representatives.

B.

This agreement to indemnify does not extend to liability, claims, damages, losses or expenses, including attorneys' fees, caused by or resulting from, in whole or in part, the negligence, act or omission of Lessor, or the agents or employees of Lessor, in the performance of a "construction contract" as defined in NMSA 1978, § 56-7-1, or in the performance of an "agreement pertaining to a well for oil, gas or water, or mine for a mineral" as defined in NMSA 1978, § 56-7-2. This limitation on Lessee's agreement to indemnify is intended solely to ensure that the agreement satisfies either or both of New Mexico's anti-indemnification provisions, NMSA 1978, §§ 56-7-1 and 56-7-2, as may be applicable.

18.

COMPLIANCE WITH LAW.  Lessee's use of the Property, and any Exploitation or other activities on, in, or under the Property, shall be undertaken by Lessee in compliance with all Applicable Laws, including, without limitation, those concerning mining methods, environmental matters and reclamation. At a minimum, Lessee shall reclaim all disturbances caused by Lessee, its employees, contractors, affiliates, venture partners, permittees, agents, or other representatives, in accordance with the reclamation and performance standards set forth in the New Mexico Mining Act and in regulations adopted thereunder, and under other applicable federal and state laws and regulations.  Any termination of this Mining Lease notwithstanding, and unless otherwise agreed in writing, Lessee agrees, both during and after the term of this Mining Lease, to take full responsibility for such compliance and reclamation and for any legal liability (whether related to environmental, reclamation or otherwise) or enforcement proceedings arising from Lessee's activities or conditions caused by or resulting from such activities on, in or under the Property to the extent such conditions were created or caused by Lessee, its employees, contractors, affiliates, venture partners, permittees, agents, or other representatives. In addition, all activities or work performed or caused to be performed by Lessee on the Property shall be performed in accordance with standard prevailing practices in the mining and reclamation fields and in a manner to minimize any detrimental effects to Lessor's established and customary uses of the Property.

19.

DEFAULT.

A.

In the event either Party considers the other in default under any term or provision of this Mining Lessee, it shall give written notice of such default to the other in the manner provided in Section 30.  If the other Party admits its default in writing, such other Party shall cure the default within 60 days of receiving such notice unless curing the default in good faith and with due diligence would take longer than 60 days, in which case the other Party shall within 60 days begin to cure the default and thereafter proceed in good faith and with due diligence to cure the default.

B.

If the Party claimed to be in default admits its default in writing and fails to cure the default within the time prescribed in Section 19A, then the Party asserting default may terminate this Mining Lease.

C.

If the Party claimed to be in default does not admit the default in writing, then the matter shall be submitted to binding arbitration in the manner provided in Sections 22 and 27.  If the Party claiming default prevails at such arbitration, then that Party may terminate this Mining Lease unless the other Party proceeds to cure the default(s) confirmed by the arbitration within the time prescribed in Section 19A.

D.

Subject to the right of a Party to terminate this Mining Lease pursuant to this Section 19, controversy between the Parties shall not interrupt operations hereunder.  During the period of any unresolved controversy, Lessee shall continue to make the payments to Lessor provided for herein and may continue to exercise its rights hereunder.

20.

TERMINATION.

A.

Lessee may terminate the Mining Lease at any time subject to any accrued Bonus Payment, Rental Payment, Advanced Minimum Royalty Payment, Production Royalty Payment or liabilities on the Property.  Lessee’s termination of the Mining Lease will be subject to any accrued obligations, and subject to the surviving indemnification as described herein.

B.

Lessor may terminate the Mining Lease for any default by Lessee of any term of the Mining Lease subject to the provisions of Section 19.

C.

Upon termination of the Mining Lease, the Property, any separately leased water rights and developed water rights, together with all documentation of the same and any information and data developed pursuant to Lessee’s activities relating to the Property, will revert to Lessor, and Lessee agrees to execute any necessary documents to accomplish same.  Lessor shall not be required to compensate Lessee for any such water right transfers, however, Lessor shall bear the cost of any such transfers.

21.

FORCE MAJEURE.

A.

If either Party shall be prevented by Force Majeure (as defined in Section 21B) from timely performance of any obligation under this Mining Lease (except any obligation of Lessee to pay money to Lessor), the failure of timely performance shall be excused and the period of performance and the term hereof shall be extended for an additional period equal to the duration of the Force Majeure, but in no event shall the term be extended as a result of Force Majeure for a period longer that the duration of the Force Majeure or for more than 10 years. During any period of Force Majeure, Lessee shall continue to make all payments to Lessor provided for herein. Upon the occurrence and upon the termination of any Force Majeure, the Party whose timely performance is prevented shall promptly notify the other Party in writing as provided in Section 30 and shall proceed in good faith and with due diligence to remedy the Force Majeure, but shall not be required to settle any labor dispute or to contest the validity or applicability of any law, regulation or administrative action or any act or failure to act by any civil or military authority.

B.

"Force Majeure" means any cause beyond a Party's reasonable control, including, without limitation, act or failure to act by any governmental authority; inability after diligent efforts to obtain any license, permit or other authorization required to conduct operations or in connection with the Property; unforeseen geological or metallurgical conditions: unusually severe weather; acts of God; mining casualty; shutdown of a mill or other processing facility to which production has been committed; material damage to or destruction of a mine, mill or other facility that is integral to the Lessee’s operation; fire; explosion; flood; insurrection; riot; labor dispute; inability after diligent efforts to obtain workmen, materials or supplies; or delay in transportation.

22.

ARBITRATION.  Any controversy or claim arising out of or relating to this Mining Lease, or the breach hereof, will be settled by arbitration in accordance with the New Mexico Uniform Arbitration Act (the "Act"), NMSA 1978, §§ 44-7A-1 to 44-7A-32, as amended at any time, and judgment upon any arbitration award rendered by the arbitrator(s) may be entered by a court in accordance with the Act. The Parties further agree as follows:

A.

The Party seeking arbitration shall serve a demand for arbitration on the other Party in the manner provided in Section 31. The demand shall describe the nature of the controversy and the remedy sought.

B.

Any arbitrator selected or appointed to arbitrate any dispute arising under this Mining Lease will be a disinterested person familiar with the business of mining and processing uranium ore and the marketing of the product from the processing of uranium ore.

C.

Arbitration will be performed by one neutral arbitrator selected by the Parties. If the Parties are unable to agree on an arbitrator within 20 days of service of the demand for arbitration, then each Party shall within five days designate its own arbitrator. The Parties' designated arbitrators shall then within 10 days appoint a neutral arbitrator and the three arbitrators shall arbitrate the matters submitted for arbitration.

23.

ASSIGNMENT.  Any Party may sell and assign all or any part of its interest under this Mining Lease with written notice to the other Party.  All terms of the Mining Lease will be binding upon and shall accrue to the benefit of any successors-in-interest, assigns or heirs of the Parties.

24.

MODIFICATION AND WAIVER.  This Mining Lease may not be amended or modified except by written document signed by both Parties. A waiver by either Party of full compliance with any term, covenant or condition will not be deemed to be a waiver of such term, covenant or condition on any subsequent breach of the same or of any other term, covenant or condition contained in this Mining Lease.

25.

APPLICABLE LAW.  This Mining Lease will be governed, construed and enforced in accordance with the laws of the State of New Mexico.

26.

CAPTIONS.  The section captions in this Mining Lease are for convenience only and shall not control or affect the meaning or construction of any provision.

27.

ARBITRATION AND LITIGATION COSTS AND EXPENSES. In any arbitration or court action brought by either Party to enforce any of the terms and provisions of this Mining Lease, the prevailing Party will be awarded, in addition to damages, injunctive or other relief, its reasonable costs and expenses of arbitration or litigation, including, without limitation, reasonable attorneys' fees.

28.

ENTIRE AGREEMENT.  The Parties intend this Mining Lease to be the final and complete expression of their agreement. This Mining Lease merges all previous negotiations between the Parties and constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof.

29.

SEVERABILITY.  In the event any portion of this Mining Lease shall be found by an arbitrator or a court with jurisdiction to be invalid or void for any reason, that portion shall thereafter be without force or effect. However, the balance of this Mining Lease shall not be affected and shall continue in full force and effect.

30.

NOTICES.  All notices and other communications, required or permitted to be given under this Mining Lease shall be in writing and shall be deemed to have been duly given and delivered, if mailed, certified postage prepaid:

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If to Lessor:

John H. Williams, III

2317 Mesa

Salt Flat, TX 79847

With copies to:

Stuart Butzier, Esq.

Modrall, Sperling, Roehl, Harris & Sisk, P.A.

P. O. Box 2168

Albuquerque, NM 87103-2168

If to Lessee:

Strathmore Resources (U.S.) Ltd.

Attn:  Tom Powell

2420 Watt Court

Riverton, Wyoming 82501

With copies to:

Comeau, Maldegen, Templeman & Indall, LLP

Attn:  Jon J. Indall, Esq.

P. O. Box 669

Santa Fe, NM 87504-0669

Such addresses may be changed from time to time by giving the other party 15 days prior written notice.

31.

SHORT FORM AND RECORDING.  Contemporaneously herewith, the Parties shall execute and deliver a Short Form Memorandum of this Mining Lease.  Lessee may record the Short Form Memorandum in the real property records of McKinley and Sandoval Counties.

32.

CONSTRUCTION.  Both Parties and their respective advisers and legal counsel participated in negotiating and drafting this Mining Lease. Consequently, any rule of construction to the effect that any ambiguity is to be resolved against the drafting party, including but not limited to the rule of contra proferentem, shall not be applicable hereto.

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IN WITNESS WHEREOF, as of the 5th day of September, 2007, Lessor and Lessee have executed this Mining Lease.

LESSOR: ______________________
J.H. Williams

LESSEE: Strathmore Resources (USA) Ltd.

By: ______________________
Its.: President

ACKNOWLEDGMENTS

STATE OF TEXAS)
) ss.
COUNTY OF EL PASO)

The foregoing instrument was acknowledged before me on this 5th day of SEPTEMBER, 2007, by J. H. Williams.

____
Notary Public

My Commission Expires:
03-08-2011

Norma G Jaquez
Notary Public, State of Texas
My Commission Expires:
March 8, 2011

STATE OF Wyoming)
) ss.
COUNTY OF Fremont)

The foregoing instrument was acknowledged before me on this 31st day of August, 2007, by David Miller, President of Strathmore Resources (USA) Ltd., on behalf of said limited company.

____
Notary Public

My Commission Expires:
August 9, 2010

Dana R. Hugus - Notary Public
County of Fremont
State of Wyoming
My Commission Expires August 9, 2010

K:\STRATHMORE_1263_00\Other Docs\Agreements\Mining Lease and Agreement.rtf

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